United States Securities and Exchange Commission

                             Washington, D.C. 20549



                                    Form 11-K



(Mark One)

[x]  Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
     1934

                      For the period ended January 2, 2003
                                           ---------------

                                       or
                                       --

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934



             For the transition period from _______to______________



                        Commission file number 001-11 001
                                               ----------

                       Frontier Union 401(k) Savings Plan
                       ----------------------------------
                            (Full title of the Plan)



                         Citizens Communications Company
                         -------------------------------
                                3 High Ridge Park
                                -----------------
                                  P.O. Box 3801
                                  -------------
                               Stamford, CT 06905
                               ------------------

                     (Name of issuer of the securities held
    pursuant to the Plan and the address of its principal executive offices)

                       FRONTIER UNION 401(k) SAVINGS PLAN

                              Financial Statements

                      January 2, 2003 and December 31, 2002

     (With Report of Independent Registered Public Accounting Firm Thereon)


                       Frontier Union 401(k) SAVINGS PLAN



                                Table of Contents



                                                                                                          Page
                                                                                                          ----

Report of Independent Registered Public Accounting Firm                                                     1

Financial Statements:

   Statements of Net Assets Available for Benefits - January 2, 2003 and December 31, 2002                  2

   Statement of Changes in Net Assets Available for Benefits for the period from January 1, 2003
   to January 2, 2003                                                                                       3


Notes to Financial Statements                                                                            4-10

Signature                                                                                                  11

Consent of Independent Registered Public Accounting Firm                                                   12






* Schedules required by Form 5500 that are not applicable have not been included

             Report on Independent Registered Public Accounting Firm




To Citizens Communications Company,
The Plan Administrator of Frontier Union 401(k) Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Frontier Union 401(k) Savings Plan (the "Plan") as of January 2, 2003 and December 31, 2002, and the related statement of changes in net assets available for benefits for the period from January 1, 2003 to January 2, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of January 2, 2003 and December 31, 2002, and the changes in its net assets available for benefits for the period from January 1, 2003 to January 2, 2003, in conformity with accounting principles generally accepted in the United States of America.

As further discussed in Note 1, the Plan was merged into the Citizens 401(k) Savings Plan effective December 31, 2002 and the net assets of the Plan were transferred on January 2, 2003.


                                                           /s/ KPMG LLP




New York, New York
June 28, 2004

                       FRONTIER UNION 401(k) SAVINGS PLAN
                 Statements of Net Assets Available for Benefits
                    at January 2, 2003 and December 31, 2002

                                                                      2003               2002
                                                                 ----------------   ---------------
Assets:
    Investments (see note 3):
       Citizens Communications Company common stock              $      -           $    7,516,296
       Global Crossing common stock                                     -                   26,801
       Mutual funds                                                     -               13,890,801
       Collective trusts                                                -               14,892,602
       Participant loans                                                -                3,126,385
                                                                 ----------------   ---------------
               Total investments                                        -               39,452,885
                                                                 ----------------   ---------------

    Receivables:
       Employer contributions                                           -                  409,415
       Participant contributions                                        -                   65,666
                                                                 ----------------   ---------------
                Total receivables                                       -                  475,081
                                                                 ----------------   ---------------
               Net assets available for benefits (see note 1(a)) $      -           $   39,927,966
                                                                 ================   ===============



                 See accompanying notes to financial statements.


                       FRONTIER UNION 401(k) SAVINGS PLAN
            Statement of Changes in Net Assets Available for Benefits
                For the period January 1, 2003 to January 2, 2003


                                                                                2003
                                                                         ------------------
Net assets available for benefits:
     Beginning of period                                                 $   39,927,966
     Transfer to Citizens 401(k) Savings Plan (see note 1(a))               (39,927,966)
                                                                         ------------------
     End of period                                                       $        -
                                                                         ==================



                See accompanying notes to financial statements.

                       FRONTIER UNION 401(k) SAVINGS PLAN

                          Notes to Financial Statements

                      January 2, 2003 and December 31, 2002


(1)  Description of the Plan

     General

     The following description of the Frontier Union 401(k) Savings Plan (the "Plan") provides general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

       (a)     Plan merger

               Effective December 31, 2002, the Plan was merged into the Citizens 401(k) Savings Plan and the net assets of the Plan were transferred on January 2, 2003. The Plan was amended effective January 1, 2003 to reflect such merger. Accordingly, all benefits earned under the Plan and contributions due to the Plan prior to January 2, 2003 will be payable from or receivable by the Citizens 401(k) Savings Plan. The Plan administrator believes the Plan merger was a tax-exempt transaction under the applicable provision of the Internal Revenue Code (IRC) and, therefore, is not subject to federal income tax.

        (b)    Background

               The Plan was a voluntary defined contribution plan sponsored by Citizens Communications Company (the "Company"). At January 2, 2003, there were 1,756 employees eligible to participate in the Plan and 1,624 active employees participating in the Plan.
               Effective January 1, 2002, the Company adopted "good faith" Economic Growth and Tax Relief Reconciliation Act (EGTRRA) amendments to the Plan and to the Citizens 401(k) Savings Plan.

               On June 29, 2001, under a Stock Purchase Agreement, the Company purchased from Global Crossing Limited ("Global Crossing") 100% of the stock of Frontier Corp's local exchange carrier subsidiaries under a Stock Purchase Agreement. Under the terms of the Stock Purchase Agreement, the Company established the Plan effective June 29, 2001 to provide benefits to the bargaining unit employees of the following entities ("Participating Employers"):

                         Frontier Communications of AuSable Valley, Inc.

                         Frontier Communications of Illinois, Inc.

                         Frontier Communications of Iowa, Inc.

                         Frontier Communications of Lakeside, Inc.

                         Frontier Communications of Michigan, Inc.

                         Frontier Communications - Midland, Inc.

                         Frontier Communications of Minnesota, Inc.

                         Frontier Communications of Mt. Pulaski, Inc.

                         Frontier Communications of New York, Inc.

                         Frontier Communications - Prairie, Inc.

                         Frontier Communications of Sylvan Lake, Inc.

                         Frontier Telephone of Rochester, Inc.



               The Plan is intended to qualify as a profit sharing plan pursuant to provisions of Code Section 401(a) and 401(k) and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as amended.

        (c)    Participation

               Under the terms of the Plan, bargaining unit employees, except for temporary, summer, and leased employees, were eligible to participate in the Plan on the first day of the month coincident with or next following his/her completion of 30 days of employment.

       (d)     Contributions

               Eligible participants may have contributed the Basic Contribution (as defined by the Plan), in 1% increments, up to 3% of their annual compensation through payroll deductions, subject to certain maximum contribution restrictions. In addition, if a participant was making Basic Contributions at the maximum rate of 3% of his/her compensation, he/she may have also elected to make Supplemental Contributions (as defined by the Plan), in 1% increments, from 1% to 47% of his/her compensation, subject to certain maximum contribution restrictions.

               All employees who were eligible to make contributions under the Plan and who had attained age 50 before the close of the Plan year were eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Code. No matching contributions were to be made with respect to a Participant's catch-up contributions.

               The Participating Employer may have contributed Employer Fixed Contributions, Employer Matching Contributions or Employer Profit Sharing Contributions (as defined by the Plan). Participants should refer to their respective bargaining agreements for employer fixed contribution requirements. The Employer Matching Contributions were equal to 100% of the first 3% of a participant's compensation that he/she elected to contribute to the Plan. The Participating Employer may have made Employer Profit Sharing Contributions depending on the terms of the relevant collective bargaining agreement.

               All Participating Employer contributions and the earnings thereon were invested initially in Citizens Communications Company common stock through April 30, 2002. All Participating Employer contributions remained in the Company Stock fund and were allocated to the Participant's Restricted Employer Contribution Account until the fifth anniversary of the date of investment. At the expiration of the five-year period, the investment in a Participant's Restricted Employer Contribution Account lost its restriction and may have been invested by the participant pursuant to the Plan document in any other fund option or left in Citizens Communications Company common stock.

               As of May 1, 2002, the Company contribution for participants under certain collective bargaining agreements was no longer exclusively allocated to Citizens Communications Company common stock. The Company contributions for these participants made subsequent to May 1, 2002 were allocated to Plan investments following the same method of allocation as that for participant-directed contributions.

       (e)     Participant Accounts

               Each participant's account was credited with the participant's contribution and an allocation of (a) the Participating Employer's contributions and (b) Plan earnings or losses.
               Allocations were based on each participant's contribution, as defined. The benefit to which a participant is entitled was the amount that could be provided from the participant's vested account.

       (f)     Investments

               The Plan provided participants the option of having their Basic and Supplemental Contributions to the Plan made on a salary reduction basis and on a deferred tax basis. Upon enrollment in the Plan, a participant may have directed contributions into the following investment options.

                *        Putnam Income Fund
                *        Putnam Global Equity Fund
                *        Putnam Voyager Fund
                *        Putnam Fund For Growth & Income
                *        Putnam Asset - Allocation Balanced Fund
                *        Putnam S&P 500 Index Fund
                *        Putnam Stable Value Fund
                *        Citizens Communications Company common stock

               The Plan held investments in Global Crossing common stock, which were transferred into the Plan following the closing of the Frontier acquisition. The Plan trustee continued to hold such shares in trust for the benefit of the transferred employees previously employed by Global Crossing until such time as any such employee elected to dispose of his or her shares based upon the Stock Purchase Agreement. However, the Plan did not permit the participants to otherwise invest in Global Crossing common stock, whether with additional contributions made into the Plan, reallocation of other assets of a participant's account, or otherwise. On January 28, 2002, Global Crossing filed for bankruptcy. The value of the Plan's investment in Global Crossing common stock has declined significantly since December 31, 2001.

       (g)     Vesting

               Participants were immediately 100% vested in all contributions and allocated earnings thereon.

       (h)     Payment of Benefits

               Payment of benefits generally began upon termination of service. A participant may elect to receive a lump-sum amount equal to the value of his or her vested account balance. However, a participant who had reached age 59 1/2 but who had not yet terminated employment may withdraw all or a portion of his or her vested accumulated account balance in accordance with the terms of the Plan.

               If upon termination of service a participant had not attained normal retirement age and the participant's vested account balance was greater than $5,000, the participant may elect to receive a lump-sum amount, a direct rollover to a qualified plan under Section 401 of the IRC, or a direct rollover to a qualified Individual Retirement Account equal to the value of his or her vested account balance. If the vested account balance was less than $5,000, the balance would be distributed to the participant as soon as administratively feasible following termination of service.

       (i)     Forfeitures

               For the period ended January 2, 2003, there were no forfeited Company contributions.

       (j)     Participant Loans

               Loans were available to participants in the Plan on a nondiscriminatory basis. Participant loans could not exceed the lesser of 50% of the vested amounts in the participant's account or $50,000. A participant may only have had two loans outstanding, and they were treated as directed investments by the borrower with respect to his or her account. The interest rate on loans was established based on the prime rate, under the plan provisions. Interest paid on the loan was credited to the borrower's account and the participant did not share in the income of the Plan's assets with respect to the amounts outstanding. Loans had a term of no more than five years except that a loan may have been granted for a period not to exceed 15 years if the proceeds were used to purchase the participant's principal residence.

       (k)     Administration

               The Plan was administered by the Company's Retirement Committee whose members are appointed by the Company's Board of Directors. The trustee of the Plan was Putnam Fiduciary Trust Company (the Trustee).

       (l)     Plan Termination

               The Company had the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, Collective Bargaining Agreements and the National Labor Relations Board. In the event of plan termination, participants would have become 100% vested in their accounts.

 (2)   Summary of Significant Accounting Policies

       (a)     Basis of Accounting

               The financial statements have been prepared on the accrual basis of accounting.

       (b)     Use of Estimates

               The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

        (c)    Investments

               The Plan's investments are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan. Investments in collective trusts are valued at fair value based on the underlying net assets of the trust as reported by the sponsor of the collective trust. Common stock is valued at its quoted market price as of the end of the Plan year. Participant loans are valued at cost, which approximates fair value.

               Purchases  and sales of  securities  are recorded on a trade-date
               basis.   Interest  income  is  recorded  on  the  accrual  basis.
               Dividends are recorded on the dividend date.

       (d)     Benefits Paid

               Benefits are recorded when paid.

       (e)     Administrative Expenses

               The majority of the Plan administrative costs were paid by Participants through investment management fees.

       (f)     Risks and Uncertainties

               The Plan offered a number of investment options including the Company common stock and a variety of pooled investment funds, some of which are registered investment companies. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. The Plan's exposure to a concentration of credit risk is limited by the participant-directed diversification of investments across all fund elections. Additionally, the investments within each fund are further diversified into varied financial instruments, with the exception of the Company common stock, which is invested in the security of a single issuer.

 (3) Investments

     The following investments represent 5% or more of the Plan's net assets as of:

                                                                          January 2,           December 31,
                                                                             2003                  2002
                                                                       ------------------    ------------------
               Putnam Income Fund                                       $       -            $      2,841,433
               Putnam Global Equity Fund                                        -                   2,747,655
               Putnam Voyager Fund                                              -                   6,107,065
               Putnam S&P 500 Index Fund                                        -                   5,066,823
               Putnam Stable Value Fund                                         -                   9,825,779
               Citizens Communications Company common stock:
                   Participant directed, 0 and 207,045
                      shares, respectively                                      -                   2,184,316
                   Nonparticipant directed, 0 and
                      505,400 shares, respectively                              -                   5,331,980


     For the period from January 1, 2003 to January 2, 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held for the period) did not change.

(4)  Nonparticipant-Directed Investments

     Information about the net assets available for benefits and significant components of the changes in net assets available for benefits relating to the nonparticipant-directed investments is as follows:

                                                                                2003                 2002
                                                                           ----------------    ------------------

                  Net assets:
                      Common Stock of the Company                          $        -          $      5,331,980
                                                                           ================    ==================

                  Changes in net assets:
                      Net appreciation in fair value of investments        $        -          $        563,949

                  Employer contributions                                            -                 3,085,454
                  Benefits paid to participants                                     -                  (175,130)
                  Transfers out                                                (5,331,980)             (276,327)
                  Other                                                             -                   365,567
                                                                           ----------------    ------------------

                                Change in net assets                       $   (5,331,980)     $      3,563,513
                                                                           ================    ==================

(5)  Related-Party Transactions

     Certain Plan assets were invested in shares of mutual funds that were managed by Putnam. Putnam was the trustee as defined by the Plan, therefore, these transactions qualified as party-in-interest transactions. Fees paid by the Company to Putnam amounted to $0 and $863 for the periods from January 1, 2003 to January 2, 2003 and December 31, 2002.

(6)  Tax Status

     The Plan submitted an application on February 27, 2002 for a determination that the Frontier Union 401(k) Savings Plan was qualified under Section 401(a) of the Code and the related trust was tax exempt under Section 501(a) of the Code. On October 22, 2002, the Company received a favorable determination letter from the Internal Revenue Service. The Plan Administrator and the Plan's ERISA counsel believe that the Plan was designed and operated in compliance with the applicable requirements of the IRC.

                                    Signature
                                    ---------




Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.





                                 Citizens 401(k) Savings Plan





                                 By   /s/  Robert J. Larson
                                   ---------------------------------
                                           Robert J. Larson
                                       Senior Vice President and
                                       Chief Accounting Officer



June 28, 2004

                Consent of Independent Registered Accounting Firm
                -------------------------------------------------



The Board of Directors
Citizens Communications Company:


We hereby consent to the incorporation by reference in Registration Statement No. 333-91054 on Form S-8 of Citizens Communications Company of our report dated June 28, 2004, relating to the statement of net assets available for benefits of the Frontier Union 401(k) Savings Plan as of January 2, 2003 and December 31, 2002, and the related statement of changes in net assets available for benefits for the period from January 1, 2003 to January 2, 2003, which report appears in the annual report on Form 11-K of the Frontier Union 401(k) Savings Plan for the period ended January 2, 2003 and December 31, 2002.

Our report dated June 28, 2004, contains an explanatory paragraph that states that the Plan was merged into the Citizens 401(k) Savings Plan effective December 31, 2002 and the net assets of the Plan were transferred on January 2, 2003.



                                                        /s/ KPMG LLP


New York, New York
June 28, 2004